

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 1, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

      Re: Liberator, Inc.
             Current Report on Form 8-K
             Amended February 10, 2010
             File No. 000-53514

Dear Mr. Friedman:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please tell us your intentions regarding filing reports pursuant to Section 13(a) or 15(d) of the Exchange Act and whether you believe you have a class of securities registered pursuant to Exchange Act Section 12. We note, for example, that although you filed a Form 15 on October 6, 2009:

- you filed Forms 12b-25 on February 12, 2010. You also filed Form 10-Qs for the periods ended September 30 and December 31, 2009 on February 19 and 22, 2010, respectively;

- the facing page of your Form 10-K filed February 12, 2010 indicates that a class of your securities is registered pursuant to Section 12(g) and that you are required to file reports pursuant to Section 13(a) or Section 15(d); and

- the facing pages of your two Form 10-Qs indicate that you have been subject to the reporting requirements for the past 90 days.

  If you believe you are subject to the reporting requirements of Exchange Act Sections 13(a) and 15(d), please tell us the authority on which you relied for that conclusion. Conversely, if you believe you are not subject to those reporting requirements, please ensure that your filings under the Exchange Act accurately convey to investors to what requirements you are subject and, if true, that you are filing reports voluntarily. Add any appropriate risk factors regarding your ability to stop filing reports at any time.

2. Please tell us when you will respond to our letter dated January 12, 2010 regarding your registration statement on Form 10.

3. Refer to the Form 10-K you filed on February 12, 2010 in response to prior comment 2:

   - Please tell us why you disclose under Item 4 that no matters were submitted to a vote of your shareholders, given the "vote of shareholders" on June 26, 2009 mentioned in your Form 8-K filed July 2, 2009;

   - Tell us the "filing date of this Amendment to Current Report on Form 8-K" mentioned on page 9;

   - Refer to the last paragraph on page 17. Tell us how an assessment performed as of December 31, 2008 enabled your management to reach a conclusion as of June 30, 2009; and

   - Refer to the third full paragraph on page 20. Tell us why that paragraph does not mention whether the security holders listed in your Form 10 registration statement have complied with their filing obligations pursuant to Section 16 of the Exchange Act.

4. Regarding your response to prior comment 3, please tell us:

   - when and from whom Belmont acquired the shares it sold to you; and

   - the nature of any affiliation between Belmont, you and WES Consulting, when that affiliation began, and where that affiliation was disclosed. In this regard, we note that Exhibit 10.1 to your Form 8-K filed February 2, 2010 refers to Joseph Meuse as a managing member of Belmont and a director of WES Consulting.

Also, please ensure that the document you file as Exhibit 10.1 to your Form 8-K filed February 2, 2010 is complete, with all attachments. We note that such exhibit does not include exhibits 1, 2, 3 or 8.

5.   Please note that prior comment 4 requested an analysis, not merely a statement, supporting your conclusion regarding whether the issuance of securities in the merger with WES Consulting was exempt from registration. Since your response does not appear to provide that analysis and it appears the document containing required disclosure regarding this exemption has not yet been filed, we reissue prior comment 4.

6.   We will continue to evaluate your response to prior comments 5 and 6 after the documents you mention in those responses are filed.

7.   Please expand your response to prior comment 7 to tell us:

- the purpose and effect of filing the information statement at this time, including how filing the document at this time will cause you "to be in compliance," and

- your analysis of the materiality of any liability that results from the timing of your filing.

Explanatory Note

8.   You should not state that the staff comment process involved comments issued by the Commission itself or otherwise imply that the Commission reviewed your filings. Please revise. This comment also applies to similar statements in your amended Form 10-Q and amended Form 10-K filed on February 4, 2010.

9.   Please reconcile your statement that the transaction has not closed with the statements regarding this transaction in the filings by WES Consulting, including the financial information presented in periodic reports.

Note Regarding Website Addresses

10.   We note your response to prior comment 11 and your continued extensive use of multiple internet addresses. Please see footnote 41 of Exchange Act Release No. 42728 regarding your obligation to file the information at those addresses.

Item 1.01

11.   Please tell us the authority on which you rely for the incorporation by reference in the last paragraph.

Item 2.01 Completion of Acquisition or Disposition of Assets

Products and Services

12.   We note your response to prior comment 21; however, it remains unclear whether all of the products and services that you describe in this section contribute equally to your business or whether one type of product that you describe is your primary product. Please revise.

Risk Factors

13.   Please note that prior comment 19 requested your analysis of the materiality of the risk of claims resulting from not filing proxy materials related to the "vote of shareholders" and change in registrant's name mentioned in your Form 8-K filed July 2, 2009. It did not relate to the transaction with WES Consulting, as your response indicates. Therefore, because your response does not provide the requested analysis, we reissue prior comment 19.

Management's Discussion and Analysis . . .

14.   Given your disclosure that your common stock is a "penny stock," the safe harbor to which you refer is inapplicable. See Exchange Act Section 21E(b)(1)(C). Please revise. This comment also applies to similar statements in your other Exchange Act filings, such as your Form 10-K filed on February 12, 2010.

Liquidity

15.   It is unclear from your revisions and response to prior comment 23 how you addressed the "other credit facilities" mentioned in your disclosure. Therefore, we reissue prior comment 23.

Market Information

16.   We note your revisions in response to prior comment 26:

•   Please tell us the reasons for the different numbers of securities included in your disclosure here as compared to the numbers included in your response to prior comment 32 in your letter dated December 18, 2009 and in your Exchange Act filings. For example:

- the number of warrants and options you disclose here are different than those mentioned in that response;

- the number of options to which you refer here differs from the number mentioned on page 11 of your Form 10-Q filed on February 22, 2010;

- you indicate here that as of February 9, 2010, you had 61,915,981 common shares outstanding. The facing page of your Form 10-Q filed February 19, 2010 indicates that as of February 18, 2010, you had 63,015,981 shares outstanding.

    Please revise or advise. Also note your obligations pursuant to Regulation S-K Items 402, 403, 404 and 701; and

- Ensure that your disclosure address any obligations you have to register securities, such as the registration rights noted in Exhibits 4.1 and 4.3. Please revise and clarify the effect of the WES Consulting transaction on your outstanding securities and registration obligations.

Security Ownership of Certain Beneficial Owners and Management

17. Please expand your response to prior comment 27 to tell us when the security holders listed in your Form 10 registration statement filed originally on December 3, 2008 will comply with their filing obligations under Section 16. In this regard, refer to page 12 of your amended Form 10-K filed February 4, 2010 for your fiscal-year ended December 31, 2008. Tell us how you concluded that your affiliates were in compliance with the requirements of that section "with respect to the fiscal year ended December 31, 2009."

18. We note your revisions in response to prior comment 28. Given that the information in the table purports to be as of February 9, 2010, please clarify how such information accounts for the convertible note held by Hope Capital that is mentioned on page 18 of Exhibit 99.1 and in Exhibit 4.1 to your Form 10-Q for the period ended September 30, 2009.

Director Compensation

19. The disclosure required by Regulation S-K Item 402(r) is not limited to "director fees" and "cash" compensation. Please provide disclosure that is fully compliant with Item 402.

Certain Relationships and Related Transactions

20.   It is unclear from your revisions in response to prior comment 30 how you addressed each part of prior comment 42 in our letter dated July 28, 2009. For example, it is unclear how you addressed the disclosure requirements of Regulation S-K Item 404 with respect to the guarantee by your chief executive officer. It is also unclear how the amounts you owe to related parties, as disclosed here, relates to the notes payable mentioned on page 3 of Exhibit 99.1. Therefore, we reissue prior comment 30.

21.   Please expand your revisions added in response to prior comment 30 to identify the "majority shareholder" and to disclose the number of preferred shares he and his wife acquired upon conversion of the outstanding principal and accrued interest on the note they held. Also revise to identify the director who loaned you $29,948, how the interest rate on that loan is determined and when the balance is due.

22.   Expand your response to prior comment 31 to address whether the controlling shareholder of Remark Enterprises, Hope Capital, received any consideration in connection with the acquisition of OneUp.

23.   Please disclose the information required by Item 404 of Regulation S-K with respect to the transaction that is the subject of Exhibit 4.1. Also tell us where the transaction covered by Exhibit 10.19 is disclosed.

Description of Securities

24.   Please tell us which exhibit represents your certificate of designations for your outstanding preferred stock. In this regard, note the requirement in Regulation S-K Item 601(b)(3) to file your entire certificate of incorporation as amended in one document, without requiring investors to refer to multiple exhibits from multiple filings to assemble your charter.

Item 3.02 Unregistered Sales of Equity Securities

25.   We reissue prior comment 33, in part, given that your disclosure here does not address the preferred stock issued in connection with the transaction with Remark Enterprises. In making those revisions, please also include the information required by Item 701 with respect to the preferred stock your affiliates received for converting the outstanding principal and accrued interest on the note they held, as mentioned on page 15 of Exhibit 99.1.

26.   Please tell us how you have complied with Regulation S-K Item 701, given that the convertible notes and warrants you issued to Hope Capital on June 26, 2009

are not described here. We also note that the June 26, 2009 issuance of the security governed by Exhibit 4.2 is not described here nor have you provided the disclosure regarding the sale of 5,000,000 shares mentioned on page 5 of exhibit 99.1.

Appointment of Directors and Officers

27. Please tell us why you no longer disclose Mr. Scott's experience with Impact Solutions LLC and why you apparently do not fully address his experience during the last five years.

Item 9.01 Financial Statement and Exhibits

28. We note your response to prior comment 34. Please ensure that you file final, executed agreements as exhibits. We note, for example, that Exhibit 2.2 is unsigned and Exhibit 10.10 is missing Exhibit B.

29. Please tell us why Exhibit 99.3 is no longer included with this Form 8-K.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                Jamie H. Kim, Esq.—Richardson & Patel LLP